U.S. SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C. 20549

                              FORM 12b-25

                      NOTIFICATION OF LATE FILING

                             (Check One):

[ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [x] Form 10-Q  [ ] Form N-SAR

               For Period Ended:   September 30, 1997
                                   ------------------

               [    ]Transition Report on Form 10-K
               [    ]Transition Report on Form 20-F
               [    ]Transition Report on Form 11-K
               [    ]Transition Report on Form 10-Q
               [    ]Transition Report on Form N-SAR

               For the Transition Period Ended _____________________


     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________________________


Part I-Registrant Information
-----------------------------

Physicians Resource Group, Inc.
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Full Name of Registrant

Three Lincoln Centre, Suite 1540, LBJ Freeway
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Address of Principal Executive Office (Street and Number)

Dallas, Texas 75240
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City, State and Zip Code

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Part II-Rule 12b-25 (b) and (c)
-------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed . (Mark box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)  The accountant s statement or other exhibit required by Rule
          12b-25(c) has been attached if applicable.

Part III-Narrative
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     Physicians Resource Group, Inc. is in the process of recording charges in the quarter ended September 30, 1997 for assets associated with future practice closings and establishing reserves on accounts
receivable.   It is expected that Physicians Resource Group, Inc. will
file its Form 10-Q for the quarter ended September 30, 1997 on or before November 19, 1997. The reasons causing the inability to file timely could not be eliminated by Physicians Resource Group, Inc. without unreasonable effort or expense.


Part IV-Other Information
-------------------------

     (1) Name and telephone number of person to contact in regard to this notification

David Real                       (972)                         982-8200
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(Name)                        (Area Code)            (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                             [ X] Yes  [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                             [ X ] Yes  [  ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                    Physicians Resource Group, Inc.
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             (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  November 13, 1997                By:  /s/ David Real
                                             -------------------------
                                             David Real
                                             Chief Financial Officer

Part IV-Attachment
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     Physicians Resource Group, Inc. anticipates recording charges in the quarter ended September 30, 1997 in the range of $20.0 to $32.0 million for assets associated with future closings and establishing reserves on accounts receivable.